SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CoTherix, Inc.

(Name of Subject Company)

CoTherix, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

22163T103

(CUSIP Number of Class of Securities)

Donald J. Santel

Chief Executive Officer

2000 Sierra Point Parkway, Suite 600

Brisbane, CA 94005

(650) 808-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Ashley C. Gould, Esq. Vice President, Legal Affairs CoTherix, Inc. 2000 Sierra Point Parkway, Suite 600 Brisbane, California 94005 (650) 808-6500	Michael J. Kennedy, Esq. O’Melveny & Myers LLP 275 Battery Street San Francisco, CA 94111 (415) 984-8700

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Media Release

20 November 2006

Actelion announces definitive agreement to acquire US-based CoTherix, Inc.

Strengthening Actelion’s strong role in advancing PAH therapy – Strengthening the reach of Ventavis® in the United States – Immediate positive effect expected on 2007 cash earnings—Bolsters Actelion’s focus on its expanding development pipeline through increased operational cash generation

ALLSCHWIL, SWITZERLAND AND BRISBANE, CALIFORNIA – 20 November 2006 – Actelion Ltd (SWX: ATLN) today announced that it has entered into a definitive agreement to acquire CoTherix, Inc. (Nasdaq: CTRX), a biopharmaceutical company with its headquarters in Brisbane, California. CoTherix currently markets Ventavis® (iloprost), the only approved inhaled therapy for the treatment of Pulmonary Arterial Hypertension in the United States.

The transaction has been approved unanimously by the Boards of Directors of both companies. Actelion will commence a cash tender offer of USD 13.50 per CoTherix Inc. share, for a total acquisition price of approximately USD 420 million (CHF 525 million). This represents an approximate premium of 72 percent over the closing price 1 month prior, and a 21 percent premium over CoTherix’s closing price of USD 11.20 on Friday, November 17, 2006. Subject to regulatory clearance and other customary closing conditions, the transaction is expected to conclude early in Q1 2007.

The directors and executive officers of CoTherix and additional stockholders, together owning approximately 32% of the outstanding shares, have agreed with Actelion to tender their shares pursuant to the offer, subject to customary terms and conditions, including termination rights.

Actelion has had a longstanding relationship with CoTherix, developed through a shared focus on Pulmonary Arterial Hypertension. This relationship was extended with CoTherix’s clinical STEP trial investigating the combined use of Tracleer® and Ventavis®. Based on that relationship, the two companies had previously commenced discussions regarding the strong strategic fit between the two businesses. Those discussions were placed on hold due to certain contractual obligations of CoTherix. Last Friday, after the close of the Swiss market and following the earlier than expected conclusion of these obligations

CoTherix inquired of Actelion whether it wished to resume discussions. Following this, Actelion completed its due diligence and the companies finalized negotiations, resulting in the Boards of Directors of both companies approving the transaction and entering into the definitive agreement.

Immediate positive impact on Actelion’s Cash Earnings

In 2007, Actelion expects Ventavis® sales to contribute more than USD 100 million (CHF 125 million) to product revenues as a result of synergies. Actelion expects the transaction to be accretive to cash earnings in 2007. In terms of US-GAAP earnings, the transaction is expected to be dilutive in 2007 due to a substantial one-time non-cash charge for in-process research and development (IPRD). The transaction is expected to be accretive to US-GAAP earnings beginning in 2008.

Strengthening PAH therapy —Strengthening the reach of Ventavis®

Jean-Paul Clozel, MD and Chief Executive Officer, commented: “We expect that the transaction will generate immediate substantial value, adding top-line revenue and bottom-line cash earnings by leveraging our existing marketing and sales infrastructure in the United States and expanding the reach of Ventavis®.”

Jean-Paul Clozel continued: “CoTherix and its employees have done an outstanding job with Ventavis®, a product commercially available in the US since March 2005. Through the acquisition of CoTherix, Actelion will further lead the drive towards improved PAH therapy, both today with the existing form of Ventavis® and potentially tomorrow through improved delivery systems and dry-powder inhalation to further enhance convenience for patients.”

Jean-Paul Clozel added: “By introducing our orally available dual endothelin receptor antagonist Tracleer® (bosentan) in late 2001, Actelion has always led the drive for improved PAH therapy. By applying the proven abilities of our drug development team with those of CoTherix, we are committed to accelerating Ventavis’® development in order to support today’s trend of combining agents from multiple drug classes to improve treatment outcomes for patients.”

Donald J. Santel, Chief Executive Officer of CoTherix, Inc, said: “Our vision for CoTherix has been to advance the therapeutic options for patients with cardiovascular disease. Through the efforts of our talented and dedicated employees, we’ve been successful in introducing Ventavis, the first non-invasive prostacyclin for PAH in the United States. The proposed combination with Actelion, a global leader in cardio-pulmonary medicine, will further accelerate this vision and provide additional benefit to the patient population we’ve been privileged to serve.”

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Jean-Paul Clozel concluded: “This acquisition will leave unchanged the Actelion culture with its desire to discover, develop and market new innovative medicines. Actelion has never been in a better position for substantial future growth from our rapidly expanding product pipeline, with possibly five different compounds in Phase III in 2007.”

Additional information and Where to Find It

The tender offer for the outstanding common stock of CoTherix has not yet commenced. It is expected to commence no later than 8 December 2006. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of CoTherix. CoTherix stockholders are urged to read the relevant tender offer materials to be filed with the Securities and Exchange Commission and forwarded to CoTherix stockholders (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/ Recommendation Statement, which will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of CoTherix at no expense to them, and will be available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be available from Actelion by mailing requests for such materials to Actelion US Holding Company, 333 Lakeside Drive, Foster City, CA 94404, attention: Investor Relations.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, CoTherix files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by CoTherix at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. CoTherix’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

Information on Interests of Certain Persons in the Offer and the Merger

Actelion will be, and certain other persons may be, soliciting CoTherix stockholders to tender their shares into the tender offer. The directors and executive officers of Actelion and the directors and executive officers of CoTherix may be deemed to be participants in Actelion’s solicitation of CoTherix’s stockholders to tender their shares into the tender offer.

Additional background information:

About the Transaction

Pursuant to the Agreement and Plan of Merger between the parties, Actelion will commence a tender offer to purchase all the outstanding shares of CoTherix, Inc. for USD 13.50 per share on 8 December 2006. This offer is subject to customary conditions, including the tender of at least a majority of the shares of CoTherix common stock outstanding and clearance under the United States Hart-Scott-Rodino Antitrust Improvements Act. Following the successful completion of the tender offer, a subsidiary of Actelion is expected to merge with

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CoTherix, resulting in CoTherix becoming a wholly-owned subsidiary of Actelion. Lehman Brothers is acting as an adviser to Actelion in relation to this transaction. CIBC World Markets Corp. is acting as financial advisor to CoTherix.

About the financing of the transaction

On 30 September 2006, Actelion has reported cash, cash equivalents and short-term deposits and marketable securities of CHF 636.3 million. The financing of the acquisition can therefore be made entirely from the existing cash balance. In addition, on 9 November 2006, the company priced a CHF 460 million zero-coupon, zero yield to maturity convertible bond with a settlement date of 22 November 2006. The transaction is not subject to a financing condition.

About Pulmonary Arterial Hypertension (PAH)

Pulmonary arterial hypertension (PAH) is a chronic, life-threatening disorder characterized by abnormally high blood pressure in the arteries between the heart and lungs of an affected individual. The function of the heart and lungs is severely compromised, manifested by a limited exercise capacity, and, ultimately, a reduced life expectancy. Approximately 100,000 people in Europe and the United States are afflicted with either primary or secondary forms of the disease related to conditions or tissue disorders that affect the lungs, such as scleroderma, lupus, HIV/AIDS or congenital heart disease.

About Tracleer® in Pulmonary Arterial Hypertension (PAH)

Tracleer® (bosentan), the first oral dual endothelin receptor antagonist, is approved for the treatment of pulmonary arterial hypertension (PAH) and made available by Actelion subsidiaries in the United States, the European Union, Japan, Australia, Canada, Switzerland and other markets worldwide.

In clinical trials leading to the marketing approval of the drug, approximately 11% of PAH patients receiving Tracleer® experienced abnormal but reversible liver enzyme elevations. It is therefore important that patients undergo monthly liver monitoring. Due to the risk of birth defects, women who are pregnant, or of childbearing age that do not use a reliable method of contraception, must not take Tracleer®.

About bosentan in clinical development for PAH

Actelion aims to develop products to their maximum potential by implementing comprehensive strategies of line extensions and new indications. Since gaining approval of Tracleer® in 2001, Actelion has continued to invest in further clinical trials to expand its use. In many territories, regulatory review is ongoing regarding the inclusion of data from BREATHE-4 and BREATHE-5 studies that included patients with PAH associated with HIV and PAH associated with congenital heart disease (CHD) respectively.

Several trials are currently underway to expand the bosentan treatment to class II PAH patients (EARLY), pediatric PAH patients (FUTURE-1), and in combination with sildenafil in PAH patients (COMPASS-1/-2). In addition, bosentan is evaluated in additional forms of PAH, such chronic thrombo-embolic pulmonary hypertension (BENEFIT) and, pulmonary hypertension secondary to sickle cell disease (ASSET-1/-2)

About Ventavis® (iloprost) Inhalation Solution

Ventavis® (iloprost) Inhalation Solution was approved by the U.S. Food and Drug Administration for the treatment of PAH (WHO Group I) in patients with NYHA class III or IV symptoms. In controlled trials, Ventavis® improved a composite endpoint consisting of exercise tolerance, symptoms (NYHA Class), and lack of deterioration. Ventavis® has not been adequately studied with concomitant use of other approved therapies for pulmonary arterial hypertension.

In March 2005, top line data of the Phase II clinical trial STEP, evaluating the safety and added benefit of using Ventavis® Inhalation Solution therapy in patients with PAH already undergoing treatment with

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bosentan, were published. The analysis of this study showed that the combination of Ventavis® added to bosentan therapy was well tolerated and provided clinical benefit in patients with PAH.

In March 2006, CoTherix, Inc., initiated a Phase III clinical trial called VISION to evaluate the safety and efficacy of Ventavis® in combination with sildenafil, an approved oral treatment for PAH. The purpose of this multi-center international trial is to evaluate the safety and effectiveness of adding iloprost or placebo to sildenafil therapy for PAH. The study will also examine whether patients on sildenafil can reduce the number of iloprost inhalations from the approved 6 doses per day to 4 doses per day.

About CoTherix, Inc.

CoTherix, Inc. (Nasdaq: CTRX) is a biopharmaceutical company focused on licensing, developing and commercializing therapeutic products for the potential treatment of cardiovascular disease. CoTherix, Inc. licensed the exclusive U.S. rights to Ventavis® from Schering AG, which currently markets Ventavis® in Europe and Australia. In June 2006, CoTherix, Inc., licensed exclusive rights to develop and commercialize oral and inhaled formulations of Fasudil, a rho-kinase inhibitor, for the treatment of PAH and stable angina in North America and Europe from Asahi Kasei Pharma Corporation.

About Actelion Ltd

Actelion Ltd is a biopharmaceutical company with its corporate headquarters in Allschwil/Basel, Switzerland. Actelion’s first drug Tracleer®, an orally available dual endothelin receptor antagonist, has been approved as a therapy for pulmonary arterial hypertension. Actelion markets Tracleer® through its own subsidiaries in key markets worldwide, including the United States (based in South San Francisco), the European Union, Japan, Canada, Australia and Switzerland. At the end of September 2006, Tracleer® was commercially available in 35 countries worldwide. Actelion, founded in late 1997, is a leading player in innovative science related to the endothelium – the single layer of cells separating every blood vessel from the blood stream. Actelion’s over 1’200 employees focus on the discovery, development and marketing of innovative drugs for significant unmet medical needs. Actelion shares are traded on the SWX Swiss Exchange (ticker symbol: ATLN).

Forward-Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding CoTherix’s expectations, beliefs, hopes, goals, plans, intentions, initiatives or strategies, including statements regarding risks to both companies that the acquisition of CoTherix will not be consummated as the transaction is subject to certain closing conditions. In addition, when the transaction is consummated, there will be risks and uncertainties related to Actelion’s ability to successfully integrate the products of the two companies. Other factors discussed in the “Risk Factors” section of CoTherix’s Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed with the Securities and Exchange Commission.

For further information please contact:

Actelion Ltd, Gewerbestrasse 16, CH-4123 Allschwil

Investor Contact	Roland Haefeli	+41 61 565 64 58
+1 650 624 6936

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Media Contact	Peter Engel	+41 61 565 66 28
+1 650 624 6996
http://www.actelion.com

For further information please contact:

CoTherix, Inc.

Investor Contact	Anne Bowdidge	+1 650 808 6551

Conference Call

Actelion will host an Investor Conference Call and discussion/Q&A on Monday, 20 November 2006, 14.30 CET / 13.30 GMT / 08.30 a.m. ET

Dial:	+41 (0) 91 610 56 00	(Europe)
	+1 (1) 866 291 41 66	(U.S.)
	+44(0) 207 107 06 11	(U.K.)

Webcast – Live and replay on demand

Actelion webcasts its Investor Conference Call. On the Web, you may either follow the call live or have the call replayed later on demand.

To access the webcast live, simply visit the link on our homepage http://www.actelion.com 5-10 minutes before the conference is due to start.

Approximately 60 minutes after the call has ended, the archived investor webcast will be available for replay through our homepage. After 20 November 2006, it will be stored under Investors/Past Events.

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